Date: June 29, 2012	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: PACIFIC NORTH WEST CAPITAL CORP

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type : Record Date for Notice of Meeting : Record Date for Voting (if applicable) : Beneficial Ownership Determination Date : Meeting Date : Meeting Location (if available) :	Annual General Meeting 25/07/2012 25/07/2012 25/07/2012 06/09/2012 650 - 555 West 12th Avenue, Vancouver, B.C.

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	694916107	CA6949161070

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for PACIFIC NORTH WEST CAPITAL CORP